COVINGTON & BURLING


1330 AVENUE OF THE AMERICAS    NEW YORK                     BRUCE C. BENNETT
NEW YORK, NY 10019             WASHINGTON
TEL 212.841.1000               SAN FRANCISCO                TEL 212.841.1060
FAX 212.841.1010               LONDON                       BBENNETT@COV.COM
WWW.COV.COM                    BRUSSELLS






                                        December  9,  2005


Ms.  Angela  Crane
Branch  Chief
Ms.  Julie  Sherman
Staff  Accountant
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Station  Place
100  F  Street,  N.E.
Washington,  D.C.  20549

Re:  The  GSI  Group,  Inc.
     Form  10-K  for  the  year  ended  December  31,  2004
     Filed  April  15,  2005
     File  No.  333-43089

Dear  Ms.  Crane  and  Ms.  Sherman:

I write on behalf of our client, The GSI Group, Inc. ("GSI" or the "Company") to respond to oral comments conveyed on our call with you on November 7, 2005.

In that call, you asked the Company to clarify its recent disclosures regarding the restatement of prior period financial statements. In particular, you have asked the Company to clarify the restatement adjustments to its previously reported inventories and gross margins to correct for what management believes was the improper application of the Company's accounting policies related to slow-moving, excess and obsolete inventory.

GENERAL  BACKGROUND
A summary of the Company's inventory-related balances, as restated, is provided below. In the case of balance sheet items, the amounts represent the balances at the end of the respective period and, in the case of income statement items, the amounts represent the balances for the respective period (in thousands, except for margin data).

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



Raw materials                       2002       2003       2004

                                $ 16,834   $ 13,653   $ 22,876
Work-in-progress ("WIP")          15,852     15,587      8,399
Finished goods                    18,175     14,919     19,711
     Total Gross Inventory        50,841     44,159     50,986
                                ---------  ---------  ---------
Inventory valuation allowance     (2,057)    (1,774)    (2,333)
     Total Net Inventory
Sales                           $ 48,784   $ 42,385   $ 48,653
                                ---------  ---------  ---------

                                $229,518   $236,868   $288,131
Cost of goods sold               187,528    188,197    224,027
     Gross profit
     Gross margin               $ 41,990   $ 48,671   $ 64,104
                                ---------  ---------  ---------
                                   18.29%     20.55%     22.55%


The majority of the Company's raw material inventory consists of raw steel (sheets or rolls) and various types of resin. As a general matter, management does not believe there is a significant risk of loss related to the Company's raw material inventory given that (i) it turns relatively quickly, (ii) it is usable across a wide range of the Company's stock keeping units ("SKUs"), and
(iii) its generic commodity nature provides the Company with the ability to dispose of it and recover amounts approximating its cost.

The Company's WIP and finished goods inventory, on the other hand, comprises over 45,000 SKUs and reflects the complex nature and breadth of the Company's product line. Further, much of this inventory is specific to individual products and turns relatively slowly. Consequently, management believes that at any given balance sheet date it is probable that a certain portion of the Company's WIP and finished goods inventory is impaired inasmuch as there are items on-hand in excess quantities and/or at risk of obsolescence due to product line changes that the Company has made and will continue to make in the normal and ordinary course of its business. This same complexity of product mix and SKUs, however, renders it practically impossible to identify with precision those specific SKUs which are likely to be on-hand in excess quantities or at risk of obsolescence.


THE  COMPANY'S  ACCOUNTING  POLICY  AND  METHODOLOGY
The Company's basic accounting policy for inventory is to record it at the lower of cost (using the first-in, first-out method) or market, consistent with Accounting Research Bulletin ("ARB") No. 43.

For the reasons described above, management believes that a valuation allowance against WIP and finished goods inventory to reduce it to market, as that term is defined in paragraph 8 of ARB 43, Chapter 4, is required at each of the respective balance sheet dates. As discussed above, the inherent complexities of the Company's inventory and product lines and the general difficulty in predicting volumes in the Company's individual product lines, which depend heavily on factors such as weather, crop yields and commodity prices, make it practically impossible to identify this probable risk (i.e., the difference

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
between the carrying cost and market) at the SKU level. Consequently, the Company employs the methodology outlined below to quantify the aggregate risk in its inventory and to establish the appropriate amount of valuation allowance.

- In terms of the Company's raw material inventory, at the end of each reporting period management performs a detailed review of the items on-hand to identify those specific items where a reduction to market is required. For the reasons outlined above, however, a write-down of raw materials is rarely required.

-     In  terms  of  WIP  and  finished  goods  inventory:

o At the end of each reporting period, the Company's information systems allows management to prepare analyses that highlight WIP and finished goods inventory SKUs that have quantities on-hand that are in excess of the total quantity of those SKUs that were used by the Company (in production and/or sales) during the previous 36 months.

o Management then reviews these analyses, and excludes from them those SKUs that are obviously not on-hand in excess quantities. These exclusions generally relate to recent product introductions.

o For each remaining SKU, management then calculates the carrying cost of the quantities on-hand that are in excess of usage during the previous 36 months.

o Management then uses the total cost thus derived as a tool to make a reasonable estimate of the probable aggregate losses that the Company is likely to incur from WIP and finished goods inventory balances at period end.


AUTHORITATIVE  SUPPORT  FOR  THE  COMPANY'S  ACCOUNTING  POLICY
The Company acknowledges that the methodology used to reduce its WIP and finished goods inventory to market is based, in part, on SKU-level information. It is important to understand, however, that this SKU-level information is only used as a tool to estimate the aggregate losses (i.e., reductions to market) in
                                                  ----
the Company's inventory portfolio. The Company believes, and its independent accountants agree, that generally accepted accounting principles support this aggregate approach to reserving against inventory losses, specifically Statement 7 and paragraph 11 of Chapter 4 of ARB 43.

The Company believes that Staff Accounting Bulletin Topic 5(bb) and paragraph 5 (footnote 2) of ARB 43 are not applicable in the Company's specific circumstances given that such guidance relates to the proper accounting for write-downs of specific inventory items.

THE RESTATEMENT AND THE IMPACT OF THE COMPANY'S ACCOUNTING POLICY ON ITS INCOME STATEMENT
Following completion of the acquisition of the Company (which is described in more detail in the Company's Securities and Exchange Commission filings) on May 16, 2005 by GSI Holdings, Inc., current management performed a review of the Company's historical financial records and accounting practices. Based upon this review, current management determined that the prior management team had failed to consistently and accurately follow the inventory accounting policy described above, and it was thus necessary to restate the Company's prior period financial statements to correct for these errors in accordance with paragraph 13 and 36 of Accounting Principles Board ("APB") Opinion No. 20.

Correcting these errors required the Company to recompute the amount of valuation allowance for inventory that was appropriate at each respective balance sheet date using the accounting policy outlined above (the restated balances are provided in the table above). The year-on-year corrections in the valuation allowances did, in fact, decrease the Company's previously reported cost of goods sold by $283,000 in 2003 and increase the Company's cost of goods sold by $1,307,000 in 2002 and by $559,000 in 2004. The Company believes, and its independent accountants agree, that these increases and decreases result from the correction of errors in computing accounting estimates and, in accordance with paragraph 10 of APB 20, are therefore properly reflected in the Company's income statement. It is also important to note that these changes in the level of valuation allowance required correlate with the changes in the composition and levels of the Company's on-hand inventories.

                                   ***********

In our prior call, you offered to make available a senior member of the accounting staff should the Company wish to further discuss its interpretation of the propriety of its accounting treatment in this matter. The Company would like to engage in that conversation. I will call shortly to schedule a call. If you believe a meeting would be useful we would be happy to meet with the staff at the Commission's offices.

Sincerely  yours,

/S/Bruce C. Bennett

Bruce  C.  Bennett


cc:     Mr.  Michael  Choe
          Charlesbank  Capital  Partners,  LLC

     Mr.  Randall  Paulfus
          The  GSI  Group,  Inc.

     Mr.  Leonard  Eschbach
          BKD,  LLP

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